Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Organization
Cure TopCo, LLC	Delaware
Cure Intermediate 1, LLC	Delaware
Cure Intermediate 2, LLC	Delaware
Cure Intermediate 3, LLC	Delaware
Signify Health, Inc. Signify Health, LLC	Delaware Delaware
Signify Home & Community Care, LLC	Delaware
Censeo Health LLC	Delaware
TAV Health, LLC	Delaware
Drynachan, LLC (d/b/a Advance Health)	Delaware
Signify Health IPA, LLC	New York
Remedy Partners, LLC	Delaware
Remedy Holdings, LLC	Delaware
Signify Episode Administrators, LLC UMSoft Merger Sub, Inc. PatientBlox, Inc.	Delaware Delaware Delaware
Signify IPA NY, LLC	New York
Liberty Health, LLC	Delaware
Liberty Health Partners, LLC	Delaware